Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Thank you @FCC for approving @sprint’s merger with T-Mobile and recognizing the massive benefits this company will bring for ALL American consumers. [Info: https://sprint.co/2OTaBxO]

The following communications were made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: I’m very proud of the #diversity at @Sprint, and today’s agreement w/ @NatUrbanLeague @NationalAction @Adv_Justice @OCANational @LULAC & @WeAreUnidosUS shows that New T-Mobile is committed to continuing that legacy of #inclusion.

Tweet: Receiving approval from @FCC is another incredibly important step for @Sprint and T-Mobile. Some steps left in the process but I remain convinced this merger will be a HUGE success for our industry and consumers! [Info: https://sprint.co/2MMaFwP]

The following communication was emailed to employees of Sprint:

Dear partners,

Lately we have been talking about the merger process taking longer than any of us anticipated. Although that is true, on Wednesday we hit another milestone that brings a renewed energy to the journey that began last year to combine Sprint and T-Mobile.

The Federal Communications Commission has officially approved the merger!

We have maintained a good dialogue with the FCC throughout the process, and in May we announced a series of commitments to deliver 5G for all, create more competition in broadband, and give American consumers – including those in underserved and rural areas – more choice, greater value and better service. These came on top of previous pricing commitments.

Now that the FCC has completed its review and approved our merger, we are another step closer to unveiling the new T-Mobile. While it is not time to fully celebrate, I do feel encouraged by this update and the work we have done to prepare for a unified company that will stimulate more robust competition, innovation and job opportunities.

I am so proud of your dedication and excitement for what’s in store. Merging two disruptive companies will make a bold difference that forces others in our industry and beyond to reconsider how they treat customers, as well as the quality of products and services that they offer them.

Throughout the hundreds of conversations, meetings and presentations with industry regulators, leaders from both companies have seized every possible opportunity to share the incredible benefits we will unlock through the new T-Mobile.

The two companies deserve a fair playing field, and to prove it we have we have made real, verifiable and enforceable commitments – working with the FCC, DOJ, the states and others – to guarantee we will uphold our promises.

Before we can proceed, however, remember that we still face opposition from attorneys general representing 16 states and the District of Columbia. Earlier this month Mississippi dropped out of the lawsuit, and Florida joined the consent decree with the Department of Justice and six other states in support of the merger. The trial will begin in December unless the lawsuit is settled.

On another positive note, on Wednesday a coalition of civil rights groups announced a groundbreaking diversity agreement that was reached with T-Mobile. The Memorandum of Understanding is to expand diversity and inclusion initiatives in a wide range of areas following the closing of our proposed merger.

The MOU outlines new T-Mobile’s plans to create initiatives to improve diversity in the areas of corporate governance; workforce recruitment and retention; procurement and entrepreneurship; wireless services (including 5G wireless services) for low income consumers; and philanthropy and community investment.

I will continue to update you whenever I am able to, and I appreciate your continued optimism as we focus on strengthening Sprint for our future.

Michel Combes

CEO

O: 913-315-5780

michel.combes@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.